Exhibit 99.2

FreeSeas Announces Effectiveness of the Debt Purchase and Settlement Agreement with $20 Million Loan Forgiveness

Athens, Greece, August 5, 2013 -- FreeSeas Inc. (Nasdaq CM: FREE) (“FreeSeas'' or the “Company''), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of six Handysize vessels and one Handymax vessels, announced today that the previously announced agreement (the “Agreement”) among Deutsche Bank Nederland N.V.(the “Bank”), the Company, various wholly-owned subsidiaries of the Company and Hanover Holdings I, LLC (the “Investor”) is effective with the deposit of $2,539,657 into an escrow account. The Bank, the Investor and the Company are committed for a smooth execution of the transaction as per terms of the Agreement.

Pursuant to the terms of the Agreement, the Investor has agreed to purchase USD 10,500,000 of outstanding indebtedness owed by the Company to the Bank, out of a total outstanding amount owed of USD 29,958,205.28, and to undertake and guarantee its settlement subject to the satisfaction of a number of conditions. Upon settlement of the Investor’s obligations to the Bank, the remaining outstanding indebtedness of FreeSeas and its subsidiaries to the Bank shall be forgiven, and the mortgages of both of its two security vessels discharged.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

About Magna Group

Magna Group is a cutting edge global investment firm that makes innovative investments and forges lasting partnerships amidst a constant drive to identify the most exciting opportunities, worldwide. Founded in 2009 by Joshua Sason, the firm was established to identify and creatively invest in structured opportunities in micro and small-cap public companies. Magna Group quickly built a stellar reputation in the marketplace and amongst portfolio companies for its focus on building relationships and transacting ethically. Today, Magna Group is widely recognized as a global leader in small and lower-middle market structured finance and continues to expand and broaden its strategic focus. In addition to its core activities in structured finance, the firm either solely owns or is a partner in private equity and venture entities that invest and operate in Entertainment, Legal Finance, Aviation and Hospitality. Please visit www.magnagroupcapital.com for more information.

FreeSeas Inc.	Page 2
August 5, 2013

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ``expects,'' ``intends,'' ``plans,'' ``believes,'' ``anticipates,'' ``hopes,'' ``estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

FreeSeas Inc.

Alexandros Mylonas, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

info@freeseas.gr - www.freeseas.gr